NAPER
CPA GROUP

924 W. 75th Street
Suite 120 - 189
Naperville, IL 60565
+1 (815) 348-2421
omar@napercpa.com

CONSENT OF INDEPENDENT ACCOUNTANT

To the Management of US CAPITAL GLOBAL LENDING LLC

I hereby consent to the inclusion in the Offering Circular filed under Regulation A on Form 1-A of my report dated June 23, 2022, with respect to the Balance Sheet of US CAPITAL GLOBAL LENDING LLC as of December 31, 2021, and the related Profit & Loss Statement, Statement of Cashflows, and Statement of Shareholders' Equity for the year then ended, and the related notes to the financial statements.

The above referenced report is a result of my independent audit performed for the year ended December 31, 2021, in which I was independent during the referenced periods. We also consent to the reference to our firm under the caption "Experts".

Omar Alnuaimi, CPA

Naperville, IL
June 23, 2022